[redacted]

SEC Mail
Mail Processing
Section

FEB 29 2008

Washington, DC
108

SECURITI[ES AND EXCHANGE COMMISSION]
Washington, D.C. 20549

08031854

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RECD S.E.C.

FEB 28 2008

608

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52697

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Signature Securities Group Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
E MAY 30 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Howell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signature Securities Group Corporation, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Jenny Tam
Notary Public
State of NY
County of NY
No. 31-5029041
Expires: June 13, 2010

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

SIGNATURE SECURITIES GROUP CORPORATION
(A Wholly Owned Subsidiary of Signature Bank)

Financial Statements and Schedules

December 31, 2007

(With Independent Auditors' Report Thereon)

[redacted]
in accordance with Rule 17a-5(e)(3) under
The Securities Exchange Act of 1934

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Signature Securities Group Corporation:

We have audited the accompanying statement of financial condition of Signature Securities Group Corporation (the Company), a wholly owned subsidiary of Signature Bank as of December 31, 2007 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signature Securities Group Corporation as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 28, 2008

SIGNATURE SECURITIES GROUP CORPORATION
(A Wholly Owned Subsidiary of Signature Bank)

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents ($85,635 with parent)	$	3,360,424
Receivable from broker-dealers		197,548
Premises and equipment, net		126,486
Due from affiliate		415,331
Other assets		201,246
Total assets	$	4,301,035

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses payable	$	826,175
Due to affiliate		960,427
Total liabilities		1,786,602
Stockholder's equity:		
Common stock, $1 par value. Authorized 100 shares; issued and outstanding 60 shares		60
Additional paid-in capital		10,783,099
Accumulated deficit		(8,268,726)
Total stockholder's equity		2,514,433
Total liabilities and stockholder's equity	$	4,301,035

See accompanying notes to financial statements.

SIGNATURE SECURITIES GROUP CORPORATION
(A Wholly Owned Subsidiary of Signature Bank)

Statement of Operations

Year ended December 31, 2007

Revenues:		
Commissions (including $2,717,050 from parent)	$	6,872,652
Consulting fees from parent		1,293,549
Interest and dividend income		209,448
Other income		427,133
Total revenues		8,802,782
Expenses:		
Salaries and benefits		5,487,093
Data processing		595,146
Commissions		190,812
Occupancy and equipment		714,784
Insurance		68,016
Professional fees		413,642
Marketing		89,779
Depreciation and amortization		212,553
Interest		15,627
Other general and administrative		307,565
Total expenses		8,095,017
Income before income taxes		707,765
Income tax expense		27,126
Net income	$	680,639

See accompanying notes to financial statements.

SIGNATURE SECURITIES GROUP CORPORATION
(A Wholly Owned Subsidiary of Signature Bank)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2007

		Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance at December 31, 2006	$	60	10,783,099	(8,949,365)	1,833,794
Net income		—	—	680,639	680,639
Balance at December 31, 2007	$	60	10,783,099	(8,268,726)	2,514,433

See accompanying notes to financial statements.

SIGNATURE SECURITIES GROUP CORPORATION
(A Wholly Owned Subsidiary of Signature Bank)

Statement of Cash Flows

Year ended December 31, 2007

Cash flows from operating activities:		
Net income	$	680,639
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation on assets owned		16,907
Changes in operating assets and liabilities:		
Increase in due from affiliate		(124,109)
Decrease in receivable from broker-dealers		1,568
Decrease in other assets		12,541
Increase in accrued expenses payable		41,017
Increase in due to affiliate		813,034
Total adjustments		760,958
Net cash provided by operating activities		1,441,597
Cash flows from investing activities:		
Purchases of furniture and equipment		(78,657)
Net increase in cash and cash equivalents		1,362,940
Cash and cash equivalents at beginning of year		1,997,484
Cash and cash equivalents at end of year	$	3,360,424
Supplemental disclosure of cash flow information:		
Income taxes	$	27,126
Interest paid		15,627

See accompanying notes to financial statements.

(1) Organization

Signature Securities Group Corporation (the Company), a wholly owned subsidiary of Signature Bank (the Parent Company), was incorporated in the State of New York on May 26, 2000. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including riskless principal transactions, agency transactions, and investment advisory services.

(b) Cash and Cash Equivalents

For the purpose of presentation in the statement of cash flows, the Company has defined cash and cash equivalents as cash and short-term investments with original maturities of 90 days or less.

Cash and cash equivalents at December 31, 2007 primarily consisted of Fidelity U.S. Government money market funds of $3.3 million.

(c) Securities Transactions

Securities transactions are recorded on a trade-date basis.

(d) Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(e) Consulting Fees

The Company earns a consulting fee from its parent, Signature Bank, for providing expertise in assembling Small Business Administration (SBA) loans into pools and servicing those loans and pools. The fee is calculated as a percentage of the face amount of any pool assembled and earned at the time of the sale of all the interests in the pool.

(f) Income Taxes

The Parent Company files consolidated federal, New York State, and New York City income tax returns. Income tax expense consists of current and deferred income tax expense (benefit). Deferred income tax expense (benefit) is determined by recognizing deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The realization of deferred tax assets is assessed and a valuation allowance is provided for that portion of the asset for which it is more likely than not that it will not be realized. Deferred tax assets and liabilities are measured using

enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

The Company has entered into a tax allocation agreement with its Parent Company, whereby the Company has agreed to pay its share of the overall consolidated Parent Company taxes based on an allocation of the relative portion of taxable assets or income, whichever is applicable, that the Company is contributing to the Parent Company.

(g) Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvements or the term of the lease.

The Company is charged by its parent, Signature Bank, the amount of depreciation incurred for furniture and fixtures and leasehold improvements that were purchased by Signature Bank, but are utilized by the Company. For 2007, the amount charged to the Company by Signature Bank was $195,646.

(h) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(i) Deposits

The Company maintains cash deposits of $50,000 at its clearing broker. This amount is included in receivable from broker-dealers in the Company's statement of financial condition.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $1,571,874, which was $1,321,874 in excess of required net capital of $250,000.

The Company operates pursuant to the (k)(2)(ii) exemptive provisions of the Securities and Exchange Commission's Computation of Reserve Requirements Rule 15c3-3, and accordingly, all customer transactions are cleared through National Financial Services LLC on a fully disclosed basis.

(4) Incentive Savings Plan

The Company, with its parent Signature Bank, has a 401(k) program under which employees may make personal contributions of up to 25% of their pretax earnings by means of payroll deductions. The Company matches 100% of the first 3% of compensation contributed to the plan and 50% of the next 4% of compensation contributed. The Company is allocated a portion of this expense based upon an overall benefits allocation between the Company and Signature Bank.

(5) Income Taxes

The Company and the Parent Company will file consolidated Federal, New York State, and New York City tax returns for the year ended December 31, 2007. Additionally, the Company files other state and local returns on a stand-alone basis. The Company has entered into a tax allocation agreement with the Parent Company.

The provision for income taxes is based upon the Company's contribution to consolidated taxable income. The provision for income taxes for the year ended December 31, 2007 consists primarily of state taxes.

At December 31, 2007, a net deferred tax asset resulted from net operating loss carryforwards as well as timing differences between the recognition for financial reporting purposes and deferral of recognition for tax reporting purposes of depreciation and prepaid assets. The components are set forth in the following table:

Deferred tax asset (liability):		
Net operating loss carryforwards	$	3,006,184
Depreciation		(4,175)
Prepaid assets		(39,726)
		2,962,283
Less valuation allowance		(2,962,283)
Net deferred tax asset	$	—

In accordance with the tax allocation agreement, the Company has not recorded any tax benefit since it would not be able to realize such tax benefits on a stand-alone basis. As a result, the Company has provided a valuation allowance for the deferred tax asset as of December 31, 2007.

The effective federal income tax rate differs from the "expected" rate of 35% primarily because of the utilization of the Company's net operating loss carry forward to offset its current taxable income on a stand-alone basis.

(6) Related-Party Transactions

The Company acts as agent for and consultant to Signature Bank on the purchase, assembly, and sale of SBA loans and pools. The Company is compensated for these services at arm's length.

(Continued)

(7) Financial Transactions

The Company's client activities involve the execution and settlement of various client securities transactions through National Financial Services LLC. In connection with these activities, a client's unsettled trade may expose the Company to off-balance-sheet credit and market risk in the event that the client is unable to fulfill its contracted obligations.

As a nonclearing broker in securities, the Company is engaged in brokerage services to a diverse group of individual investors. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets.

Schedule I

SIGNATURE SECURITIES GROUP CORPORATION
(A Wholly Owned Subsidiary of Signature Bank)

Computation of Net Capital for
Brokers and Dealers Pursuant to Rule 15c3-1

December 31, 2007

Net capital:		
Total stockholder's equity	$	2,514,433
Deductions and/or charges:		
Nonallowable assets		(877,063)
Net capital before haircuts on securities		1,637,370
Haircuts on investments owned		(65,496)
Net capital	$	1,571,874
Computation of basic net capital requirement:		
Minimum net capital required	$	250,000
Excess net capital		1,321,874
Net capital requirement under rule 15c3-1(a)(4)		119,106

There are no material differences between this computation of net capital requirement and the corresponding computation prepared by the Company for inclusion in its unaudited FOCUS Report as of December 31, 2007 filed on January 25, 2008.

Schedule II

SIGNATURE SECURITIES GROUP CORPORATION
(A Wholly Owned Subsidiary of Signature Bank)

Computation of Reserve Requirements for
Brokers and Dealers Pursuant to Rule 15c3-1

Year ended December 31, 2007

The Company claims an exemption from rule 15c3-3 as of December 31, 2007 based upon Section (k)(2)(ii). Customer transactions are cleared through another broker/dealer on a fully disclosed basis.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a-5

Board of Directors
Signature Securities Group Corporation:

In planning and performing our audit of the financial statements of Signature Securities Group Corporation (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2008

END